UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

BUILDERS FIRSTSOURCE, INC.
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

12008R-10-7
(CUSIP Number)

JLL Building Holdings, LLC
450 Lexington Avenue, 31st Floor
New York, New York 10017
(212) 286-8600
Attention: Paul S. Levy

With copies to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square, P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

NOTE:          Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Building Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,344,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,344,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Partners Fund V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,344,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,344,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,344,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,344,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JLL Associates G.P. V, L.L.C.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,344,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,344,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 12008R-10-7
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul S. Levy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,344,584
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,344,584
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,344,584
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14		TYPE OF REPORTING PERSON IN

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 23, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on June 24, 2010 (“Amendment No. 6”), Amendment No. 7 thereto filed with the SEC on April 15, 2015 (“Amendment No. 7”), Amendment No. 8 thereto filed with the SEC on July 30, 2015 (“Amendment No. 8”), Amendment No. 9 thereto filed with the SEC on August 3, 2015 (“Amendment No. 9”) and Amendment No. 10 thereto filed with the SEC on March 7, 2017 (“Amendment No. 10”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and this Amendment No. 11, are collectively referred to herein as the “Schedule 13D”).

Item 2.  Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 11 is filed by JLL Building Holdings, LLC, a Delaware limited liability company (“JLL Holdings”); JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”) and the sole member of JLL Holdings; JLL Associates V, L.P., a Delaware limited partnership (“JLL Associates V”) and the general partner of JLL Fund V; JLL Associates G.P. V, L.L.C., a Delaware limited liability company (“JLL Associates G.P. “) and the general partner of JLL Associates V; and Mr. Paul S. Levy, who is a director of JLL Associates G.P. (JLL Holdings, JLL Fund V, JLL Associates V, JLL Associates G.P., and Mr. Levy collectively being the “JLL Reporting Persons”).  Except as specifically amended by this Amendment No. 11, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

The agreement among the JLL Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit A.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

As of the date of this Amendment No. 11, except as set forth in this Schedule 13D, there are no current plans or proposals of the JLL Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5.  Interest in Securities of the Issuer1

Item 5(a) is hereby amended by replacing it in its entirety with the following:

(i)  JLL Holdings is the direct owner of, and may be deemed the beneficial owner of, 14,344,584 shares of the Company’s Common Stock, which represents approximately 12.8% of the outstanding shares of the Company’s Common Stock.

(ii)  By virtue of its position as sole member of JLL Holdings, JLL Fund V may be deemed to be the beneficial owner of 14,344,584 shares of the Company’s Common Stock, which represent approximately 12.8% of the outstanding shares of the Company’s Common Stock.

(iii)  By virtue of its position as the general partner of JLL Fund V, JLL Associates V may be deemed to be the beneficial owner of 14,344,584 shares of the Company’s Common Stock, which represent approximately 12.8% of the outstanding shares of the Company’s Common Stock.

(iv)  By virtue of its position as the general partner of JLL Associates V, JLL Associates G.P. may be deemed to be the beneficial owner of 14,344,584 shares of the Company’s Common Stock, which represent approximately 12.8% of the outstanding shares of the Company’s Common Stock.

(v) By virtue of his position as a director of JLL Associates G.P. with contractual power to direct the disposition of the shares of Common Stock of the Company held by JLL Holdings, Mr. Levy may be deemed to be the beneficial owner of 14,344,584 shares of the Company’s Common Stock, which represent approximately 12.8%  of the outstanding shares of the Company’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person, other than JLL Holdings, or any of its affiliates is the beneficial owner of any shares of Common Stock of the Company for purposes of Section 13(d) of the Exchange Act or for any other purpose.

Item 5(c) is hereby amended by replacing it in its entirety with the following:

Pursuant to the Underwriting Agreement, dated March 2, 2017, by and among JLL Holdings, the Company and Barclays Capital Inc. (“Barclays”), subject to the terms and conditions expressed therein, JLL Holdings agreed to sell to Barclays an aggregate of 10,000,000 shares of the Company’s Common Stock at a price of $14.51 per share. The sale of such shares of the Company’s Common Stock was consummated on March 8, 2017.  The shares were offered and sold by JLL Holdings pursuant to a preliminary prospectus supplement, dated March 2, 2017, a final
___________________
1
Calculation of beneficial ownership is based upon a total of 112,044,693 shares of Common Stock of the Company issued and outstanding as of March 1, 2017, based on a final prospectus supplement, dated March 2, 2017, and filed with the SEC on March 6, 2017, by the Company pursuant to Rule 424(b)(5) under the Securities Act.

prospectus supplement, dated March 2, 2017, and the related prospectus dated November 26, 2014, each filed with the SEC, relating to the Company’s registration statement on Form S-3 (File No. 333-199955), as amended by Pre-Effective Amendment No. 1 thereto.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 4 of this Amendment No. 11 is incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of March 10, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2017

JLL BUILDING HOLDINGS, LLC

By JLL Partners Fund V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2017

JLL PARTNERS FUND V, L.P.

By its General Partner, JLL Associates V, L.P.
By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2017

JLL ASSOCIATES V, L.P.

By its General Partner, JLL Associates G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory of JLL Associates G.P. V, L.L.C.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2017

JLL ASSOCIATES G.P. V, L.L.C.

/s/ Daniel Agroskin
Daniel Agroskin, Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2017

/s/ Paul S. Levy
Paul S. Levy